United States securities and exchange commission logo





                          January 20, 2022

       Mary Ann McGarry
       Chief Executive Officer
       Guild Holdings Company
       5887 Copley Drive
       San Diego, CA 92111

                                                        Re: Guild Holdings
Company
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2021
                                                            File No. 333-261855

       Dear Ms. McGarry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Su Lu, Esq.